SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------
                                 Amendment No. 1
                                       to
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                               -------------------

          UNIPROP MANUFACTURED HOUSING COMMUNITIES INCOME FUND II, L.P.
                            (Name of Subject Company)

 MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF ePlanning Opportunity
 Fund, LP, MPF Income Fund 24, LLC, MPF DeWaay Premier Fund, LLC, MP Value Fund 5, LLC, MPF Acquisition Co. 3, LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF DeWaay Fund
  5, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 11, LLC, MPF Income Fund 23, LLC, MPF Income Fund 22, LLC, MPF
                              Special Fund 9, LLC
                                   (Bidders)
                UNITS OF LIMITED PARTNERSHIP INTEREST (Title of
                              Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)

                             -----------------------
                                              Copy to:
Christine Simpson                             Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                MacKenzie Patterson Fuller, LP
1640 School Street                            1640 School Street
Moraga, California  94556                     Moraga, California  94556
(925) 631-9100 ext.224                        (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                          Transaction           Amount of
                           Valuation*          Filing Fee
                           ----------          ----------

                          $4,645,640             $ 497.08

* For purposes of calculating the filing fee only. Assumes the purchase of 580,705 Units at a purchase price equal to $8.00 per Unit in cash.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid:    $ 497.08
      Form or Registration Number: SC TO-T
      Filing Party: MacKenzie Patterson Fuller, LP
      Date Filed: June 25, 2007

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|   third party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|_|   going private transaction subject to Rule 13e-3
|_|   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF ePlanning Opportunity Fund, LP, MPF Income Fund 24, LLC, MPF DeWaay Premier Fund, LLC, MP Value Fund 5, LLC, MPF Acquisition Co. 3, LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 11, LLC, MPF Income Fund 23, LLC, MPF Income Fund 22, LLC, MPF Special Fund 9, LLC (collectively the "Purchasers") to purchase 580,705 Units of limited partnership interest (the "Units") in Uniprop Manufactured Housing Communities Income FUND II, L.P. (the "Partnership"), the subject company, at a purchase price equal to $8.00 per Unit, less the amount of any distributions declared or made with respect to the Units between June 25, 2007 (the "Offer Date") and July 31, 2007 (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 2007 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 57,997 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 137,968 Units, or approximately 4.176% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2007, LLC - 5,800 Units; MPF Badger Acquisition Co., LLC - 2,900 Units; MPF DeWaay Fund 4, LLC - 18,750 Units; and MPF DeWaay Premier Fund 3, LLC - 30,547 Units.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2007

MPF-NY 2007, LLC, MPF Badger Acquisition Co., LLC, MPF DeWaay Fund 4, LLC, MPF DeWaay Premier Fund 3, LLC, MPF Flagship Fund 12, LLC, MPF ePlanning Opportunity Fund, LP, MPF Income Fund 24, LLC, MPF DeWaay Premier Fund, LLC, MP Value Fund 5, LLC, MPF Acquisition Co. 3, LLC, MPF Special Fund 8, LLC, MacKenzie Patterson Special Fund 6, LLC, MacKenzie Patterson Special Fund 6-A, LLC, MPF DeWaay Fund 5, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Flagship Fund 11, LLC, MPF Income Fund 23, LLC, MPF Income Fund 22, LLC, MPF Special Fund 9, LLC


By:      /s/ Chip Patterson
         ------------------------------
         Chip Patterson, Senior Vice President of Manager or General Partner of each filing person